SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 16, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline company in Latin America (“Company”), in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, hereby announces the extension of Gol LuxCo S.A. previously announced offer to purchase for cash (the “2023 Notes Tender Offer”) any and all of its outstanding 10.750% Senior Notes due 2023 (the “ 2023 Notes”) and the amendment and extension of  Gol Finance previously announced offer to purchase for cash (the “2017 Notes Tender Offer” and, together with the 2023 Notes Tender Offer, the “Tender Offers”), certain of its outstanding 7.50% Senior Notes due 2017 (the “2017 Notes” and, together with the 2023 Notes, the “Notes”). The 2017 Notes Tender Offer is now for any and all outstanding 2017 Notes and no longer subject to a maximum purchase amount. Tendered 2017 Notes will no longer be subject to proration. The Tender Offers will now expire at 11:59 p.m., New York City time, on July 29, 2014, unless further extended.

Gol Linhas Aéreas Inteligentes S.A. has been advised that, as of today, U.S.$98,909,000.00 in aggregate principal amount of the 2023 Notes, or approximately 54.95% of the 2023 Notes outstanding, and U.S.$87,802,000.00 in aggregate principal amount of the 2017 Notes, or approximately 41.81% of the 2017 Notes outstanding, had been validly tendered pursuant to the Tender Offers.  The Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

This notice is not an offer to purchase nor a solicitation of an offer to purchase.  The Tender Offers are being made solely pursuant to an offer to purchase and its related letter of transmittal, as amended.  The Tender Offers are not being made to, nor will Gol LuxCo S.A. and GOL Finance accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offers would not be in compliance with the securities or blue sky laws of such jurisdiction.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 67 destinations under the GOL and VARIG brands, 15 of which international flights in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.